June 21, 2022

Dear Fellow Stockholders:

Velan Capital Investment Management LP and Repertoire Partners LP (collectively, "Velan-Repertoire" or "we") collectively beneficially own approximately 7.7% of Radius Health, Inc.'s ("Radius" or the "Company") outstanding shares and have economic exposure to approximately 10.1% of the Company's outstanding shares, making us one of the Company's largest stockholders.

We believe Radius has tremendous upside potential. However, under the watch of the current Board of Directors (the "Board"), not only has this potential not been realized, significant value has been destroyed. In order for this pattern to be broken, we believe the Board must be reconstituted with directors who take their fiduciary responsibility seriously, which is why we have nominated Eric Ende, Cynthia Flowers and Ann MacDougall for election to the Board at the upcoming 2022 Annual Meeting of Stockholders (the "Annual Meeting").

Why New Perspectives Are Needed

The Company's stock price speaks volumes about the Board's performance. Across nearly every metric and time period, Radius has underperformed its peers and disappointed stockholders.

Total Return Performance

	1 yr	3 yr	5 yr	Since IPO	Since Mr. Martin Joined
Radius	**-59%**	**-54%**	**-81%**	**5%**	**-49%**
NBI (NASDAQ Biotechnology)	-16%	15%	27%	55%	-1%
CCMP (NASDAQ Composite)	2%	78%	131%	223%	51%
RTY (Russell 2000)	-11%	33%	52%	85%	53%
RAY (Russell 3000)	8%	58%	90%	141%	51%
RDUS Relative Returns vs:					
NBI (NASDAQ Biotechnology)	-43%	-69%	-108%	-51%	-48%
CCMP (NASDAQ Composite)	-61%	-132%	-212%	-219%	-100%
RTY (Russell 2000)	-48%	-87%	-133%	-81%	-102%
RAY (Russell 3000)	-67%	-112%	-171%	-136%	-100%

Source: Bloomberg, calculated as of March 7, 2022 (representing the unaffected price on the day we filed our initial Schedule 13D). IPO June 6, 2014. Mr. Martin assumed CEO role April 28, 2020.

Adding insult to injury is the fact that the Board – including President & Chief Executive Officer G. Kelly Martin – has minimal alignment with stockholders. Excluding options and performance units, the Board collectively owns **~0.2%** of the Company. Not only does the Board have no skin in the game, astonishingly CEO Martin owns zero shares.[1]

Underlying this dismal stock performance is TYMLOS, an asset with strong potential that unfortunately is wasted under a Board that has overseen 60% employee turnover and a 10% decline (Q1 2020 to Q1 2022) in net sales since CEO Martin joined the Company in April 2020. By his own admission, TYMLOS only commands 50% of CEO Martin's time and the commercial organization continues to see its resources cut despite increasing competition and a growing

[1] Excludes options and performance units.

market. Furthermore, CEO Martin has indicated little willingness to focus on TYMLOS, which we believe is a result of the Board not holding him accountable. In his own words:

4Q 2020 Earnings Call (February 25, 2021)
- "...I can't explain the [TYMLOS patient growth during COVID] dynamics, frankly, whatsoever."

Wells Fargo Fireside Chat (March 11, 2022)
- "Look, when I came to this company, I didn't know anything about osteoporosis, really."
- "…there's a lot of [patient] churn, as you said, Mohit, underneath that. I didn't fully understand that last year, and some people around me didn't fully understand it."

In the first 12 months after CEO Martin joined the Company, three directors were appointed to the Board with whom he had a prior relationship, the Strategy Committee of the Board was dissolved and RAD011 was acquired. RAD011 is an endocrinology asset that appeared synergistic to TYMLOS, but is now portrayed as a potential neurology product that better suits CEO Martin's background rather than the Company's existing areas of focus. Further, not only has CEO Martin packed the Board with directors who he has prior relationships with, the Board also includes directors who seemingly do not have the time or interest to give Radius the necessary attention. At the time RAD011 was acquired, CEO Martin had prior connections with four of the seven non-management directors, three of whom were appointed after CEO Martin joined Radius in April 2020. Furthermore, Jean-Pierre Garnier and Andrew von Eschenbach each missed 33% of the Board meetings and 50% of the Nominating and Corporate Governance Committee meetings last year. Such poor attendance records are not acceptable, nor indicative of actively engaged directors focused on creating value for stockholders. **Stockholders deserve a Board comprised of directors who are dedicated, focused and independent of CEO Martin.**

The Board has fostered a culture characterized by dismal performance, poor corporate governance, entrenchment tactics and a failure to properly oversee management's strategy and execution. Further, more than two months after we publicly nominated director candidates, the incumbent directors unilaterally expanded the Board by two members (and placed them in classes not up for election) – a defensive and reactionary response to stockholder criticism that reeks of entrenchment and a willingness to disenfranchise stockholders. This Board also has a history of simply ignoring stockholders, as evidenced by its lack of response to the 17% of votes cast against Dr. Garnier and Catherine Friedman the last time they were up for reelection in 2019.

A Pattern of Bad Faith Engagement Emerges

We are not alone in our views. On June 16th, Rubric Capital Management LP ("Rubric") – Radius' second largest stockholder owning over 14.6% of the Company – publicly endorsed all three of our nominees. Rubric also expressed "serious concerns about the corporate governance at Radius" that in many ways mirror our own and outlined a strategic plan which shares our view regarding the untapped potential of TYMLOS. As Rubric notes in its letter, we have no affiliation with one another and are not acting in concert. The fact that an independent stockholder with whom we have no relationship felt compelled to write a public letter in support of our campaign speaks volumes to the widespread stockholder discontent with the current Board.

The most disturbing – but not necessarily surprising – aspect of Rubric's letter was its recounting of how the Radius Board seemingly attempted to disenfranchise the firm and trick it into giving up its ability to exercise its voice as a stockholder. As Rubric writes in its letter:

> "…we now know that the same day Velan-Repertoire had a call with the Company notifying them of their intention to file a 13D, we had a call with the Company in which Radius suggested it might make sense to have Rubric sign a nondisclosure agreement ('NDA') to discuss its strategy in more detail…We view this NDA standstill clause—delivered to us before we had heard of Velan-Repertoire or their 13D had been filed with the SEC—to be a **pre-emptive attempt on the part of Radius to muzzle its second largest shareholder in the event of a proxy contest**."[2]

The deplorable nature of this behavior speaks for itself. We are furious the Board, while delaying its interactions with us and not negotiating in good faith, also tried to trap Rubric. This recent account follows the pattern of disregard for stockholders and entrenchment-focused mentality that we have repeatedly seen from this Board.

It is clear to us that the current directors have failed to act in the best interest of stockholders and new perspectives are urgently needed in the boardroom.

Our Nominees Have a Better Path Forward

We ask for your vote to elect our highly qualified director nominees – Eric Ende, Cynthia Flowers and Ann MacDougall – to the Board at the Annual Meeting. **Under a reconstituted and refocused Board, we believe Radius can generate $100+ million of annual Adjusted EBITDA.** Our nominees have a plan to improve Radius and realign the Board with stockholders that is centered on four pillars:

The Pillars	Our Nominees' Focus	What Was Radius' Approach?
Refocus on TYMLOS	• Reestablish topline growth by giving a starved commercial organization the attention it needs • Ms. Flowers has commercial and operational expertise in women's health and bone health – TYMLOS' key markets – and understands how to increase patient compliance and adherence	• Permitting CEO Martin to only spend 50% of his time on TYMLOS • Cutting U.S. commercial expenses despite TYMLOS' sales declining since Q1 2020 and touting an improved level of efficiency
Define a Path to Monetizing Elacestrant	• Dictate a strategy today to monetize this royalty stream before commercialization	• No clear plan on when or how to monetize Elacestrant royalties

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[2] [Rubric Capital Management Sends Letter to Radius Health Board of Directors](#)

	• Capitalize on their relationships with royalty financing partners	• Stockholders are left in the dark on how to think about its value and timing
Reevaluate RAD011 and Plot Synergistic Strategy	• Bring an independent lens to RAD011 to assess the true development cost and risk • Bring new M&A banking relationships and M&A experience to evaluate opportunity landscape	• Acquired RAD011, an endocrinology asset at acquisition but is now understood to be a neurology asset • Underwhelmed at April 2022 R&D day as presentation illustrated lack of clinical data and experience to justify Phase 2/3 trials without undue risk
Improve Financial Management and Operational Efficiency	• Review SG&A expenses and non-core projects • Evaluate alternative financings to minimize the Company's cost of capital and improve the balance sheet	• Cut commercial expenses supporting TYMLOS in favor of non-core and non-value add expenses • Refinanced portion of its convertible debt with secured debt with an earlier maturity date and a higher interest rate • Refinanced convertible note with a strike price of $48.81, well out of the money at the time of the refinancing and even further out of the money today • $1.4 billion in accumulated deficit including $1.1 billion of stockholder capital lost since becoming public despite TYMLOS generating significant net revenue

<u>We are confident that our nominees have the necessary skills and experience to improve the Company and drive stockholder value</u>. If elected, our truly independent nominees would bring a mix complementary skillsets currently lacking on the Board and help instill a sense of accountability in the boardroom.

- **Dr. Ende** is a medical and financial expert who would bring the clinical scrutiny and financial discipline lacking at Radius. Dr. Ende understands how to evaluate clinical assets and prioritize stockholder capital. Dr. Ende can help put a stop to the ever-growing $1.4 billion accumulated deficit used to fund clinical programs that have not generated value for stockholders.
- **Ms. Flowers** is the commercial expert Radius lacks. Ms. Flowers has direct experience in TYMLOS' therapeutic market at Johnson & Johnson and Amgen. Ms. Flowers is a certified registered nurse with expertise in patient compliance and adherence initiatives. A medical and product launch expert, Ms. Flowers can help reinvigorate TYMLOS and find the growth that has eluded Radius during CEO Martin's tenure.

- **Ms. MacDougall** is the governance and Board leader Radius needs. Ms. MacDougall served as interim Chair prior to Progenics Pharmaceuticals' sale to Lantheus Holdings and helped unify the reconstituted Progenics board of directors and management to ensure the best outcome for Progenics stockholders. Ms. MacDougall is an expert in legal, governance and compensation matters.

A revitalized plan generating significant cash flow will enable Radius to service its debt obligations and pursue assets that have a higher ROIC and are synergistic to TYMLOS. We firmly believe <u>**a highly-profitable company is within reach – a reconstituted Board is the first step for stockholders to seize this opportunity.**</u>

If elected, our nominees are committed to taking actions they believe are necessary to increase value for all Radius stockholders. With improved leadership and oversight, we believe the future can be bright for Radius and its stakeholders. The status quo is unacceptable – embrace change by voting FOR our nominees on the **WHITE** proxy card.

It is time for accountability at Radius – Velan-Repertoire urges all stockholders to vote for change on the <u>WHITE</u> proxy card to elect Eric Ende, Cynthia Flowers and Ann MacDougall

We look forward to engaging further with you and taking this first step for change at Radius.

Sincerely,

Adam Morgan and Deepak Sarpangal
Velan Capital Investment Management LP and Repertoire Partners LP

If you wish to support our campaign, vote the WHITE proxy card you have or will receive in the mail. You can vote using the card either by returning it physically or by voting online following instructions on the card. If you have any questions about how to vote, please contact Okapi Partners LLC, which is our proxy solicitor. They can be reached at info@okapipartners.com, (212) 297-0720 or toll free at (877) 629-6357.



Okapi Partners LLC
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Stockholders may call toll-free: (877) 629-6357 Banks and brokers call: (212) 297-0720
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